November 30, 2007
VIA EDGAR

Attn: Filing Desk
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Clearwire Corporation Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-144357)
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Clearwire Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Registration No. 333-144357) and all exhibits thereto (the “Post-Effective Amendment No. 1”). The Post-Effective Amendment No. 1 was inadvertently filed and has been corrected by the filing of Post-Effective Amendment No. 2 to Registration Statement on Form S-1 (Registration No. 333-144357). No shares of Class A common stock have been offered or sold under Post-Effective Amendment No. 1.
     Please address any questions you may have to Marc Williams, Davis Wright Tremaine LLP, 1201 Third Avenue, Suite 2200, Seattle, WA 98101-3045, telephone number (206) 622-3150, facsimile number (206) 757-7700.
     Thank you for your assistance with this matter.

CLEARWIRE CORPORATION
By:	/s/ Broady Hodder
Broady Hodder
General Counsel